September 28, 2020
VIA EDGAR
Ethan Horowitz
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C. 20549
Re:    Callon Petroleum Company
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-14039
Dear Mr. Horowitz:
This letter sets forth responses of Callon Petroleum Company (the “Company” or “Callon”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 15, 2020, with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”).
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.
Form 10-K for the Fiscal Year Ended December 31, 2019
Business and Properties
Proved Oil and Gas Reserves, page 10
1.To the extent that you disclose material additions to your proved reserves, expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to Item 1202(a)(6) of Regulation S-K.
Response
We acknowledge the Staff’s comment and respectfully propose in future filings to expand disclosures of technologies used to establish the appropriate level of certainty in formulating material additions to reserve quantities similar to the following:

The Company’s reserve estimates are conducted from fundamental petrophysical, geological, engineering, financial and accounting data. Reserves are estimated based on production decline analysis, analogy to producing offsets, detailed reservoir modeling, volumetric calculations or a combination of these methods, in all cases having regard to economic considerations and using technologies that have been demonstrated in the field to yield repeatable and consistent results as defined in the SEC regulations. To establish reasonable certainty of our proved reserves estimates, including material additions to our proved reserves, we use certain technologies and economic data, including production and well test data, historical well costs and operating data, geologic and seismic data, and subsurface information obtained through wellbores such as electrical logs, radioactive logs, reservoir core samples, fluid samples, and static and dynamic pressure information. Non-producing reserves are estimated by analogy to producing offsets, with consideration given to a development plan approved by the Company’s management.
Proved Undeveloped Reserves, page 12
2.Your disclosure of net revisions of previous estimates in this section identifies multiple factors impacting your proved undeveloped reserves without indicating the specific amount attributable to each factor. For example, your discussion states, “We had net revisions of 23.0 MMBoe to PUDs in 2019. These revisions reflect the impact of well spacing tests on certain PUD estimates and reclassifications of certain PUDs within our optimized development plans that were moved outside of the five-year development window as well as the adverse effect of pricing and other economic factors.” Expand your disclosure to identify the specific amount attributable to each factor that resulted in changes to your PUDs. Any figures that are net of both positive and negative factors should be separately identified and quantified such that the material changes in each line item are fully quantified. Refer to Item 1203(b) of Regulation S-K.
Response
We acknowledge the Staff’s comment and respectfully propose in future filings to expand our disclosure, when material. For illustrative purposes, the third paragraph on page 12 of the Form 10-K would be replaced with the following:
For the year ended December 31, 2019, the Company’s net downward revision in proved undeveloped reserves of 23.0 MMBoe was primarily attributable to the following:
•14.5 MMBoe associated with the impact to estimated future production as a result of recently observed impacts of well spacing tests on producing wells, primarily in the Midland Basin, as we advance larger scale development concepts across our multi-zone inventory;

•9.8 MMBoe due to reclassifications of PUDs within our development plans, primarily related to certain fields within our Delaware Basin acreage, that were moved outside of the five-year development window primarily driven by the acquisition of Carrizo Oil & Gas, Inc. in December 2019. The acquisition afforded us the opportunity to reallocate capital across the combined portfolio in an effort to increase capital efficiency through larger scale development concepts as well as preserve our co-development philosophy to optimize resource capture from multiple zones.
Drilling Activity, page 13
3.Explain your rationale for classifying the productive exploratory wells you drilled in each of the last three years. Refer to the definition of a productive well in Item 1205(b)(2) of Regulation S-K and the definitions of an exploratory well and an extension well in Rule 4-10(a)(13) and (a)(14) of Regulation S-X, respectively. To the extent that your exploratory wells do not meet the criteria for classification as productive exploratory wells, revise your disclosure accordingly.
Response
We acknowledge the Staff’s comment and respectfully note that the wells classified as productive exploratory wells are productive extension wells. These wells were drilled on undeveloped acreage targeting formations which in prior periods were not recognized as proved undeveloped due to inadequate evidence using reliable technology to provide reasonably certain results with consistency and repeatability. While these wells were developed directly from probable reserves, there were no new field or new reservoir discoveries pursuant to the definition of an exploratory well in Rule 4-10(a)(13) of Regulation S-X. The Company will include disclosure in future filings that identifies these wells, and any potential future wells, as extension wells when appropriate.
Notes to Consolidated Financial Statements
Note 19-Supplemental Information on Oil and Natural Gas Operations (Unaudited) Estimated Reserves, page 97
4.Revise your disclosure to explain the changes in your total proved reserves for each line item shown in the reconciliation, other than production, during each of the periods presented. Your revised disclosure should separately identify and quantify each factor, including offsetting factors, such that the change to each line item is fully explained.
In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.
Response
We acknowledge the Staff’s comment, and we respectfully submit that the Company’s disclosure regarding changes to total proved reserves during the year is included on page 11 of the Form 10-K. In said disclosure, the Company quantifies the net changes in total proved reserves for extensions and discoveries, revisions to previous estimates, purchases of reserves in place, and sales of reserves in place as described in FASB ASC 932-235-50-5. Accompanying the table is narrative disclosure explaining changes for each of these items including specific identification of the significant underlying factors contributing to each change. The Company respectfully proposes to expand disclosure in future filings. For illustrative purposes, Note 19 of the Form 10-K would have included the following on pages 99-100:
For the year ended December 31, 2019, the Company’s net increase in proved reserves of 301.5 MMBoe was primarily due to the following:
•Increase of 326.8 MMBoe for purchases of reserves in place related to the acquisition of Carrizo Oil & Gas, Inc. in late 2019;
•Increase of 59.4 MMBoe through extensions and discoveries through our development efforts in our operating areas, of which 17.1 MMBoe were proved developed reserves;
•Decrease of 32.5 MMBoe as a result of sales of reserves in place, primarily associated with our Ranger Divestiture which totaled 27.1 MMBoe; and
•Decrease of 37.2 MMBoe for revisions of previous estimates that were primarily comprised of:
◦21.7 MMBoe reduction due to the observed impact of well spacing tests on producing wells and the related impact on PUD reserve estimates, primarily in the Midland Basin, as the Company advances larger scale development concepts across its multi-zone inventory;
◦9.8 MMBoe reduction due to reclassifications of PUDs within the Company’s development plans, primarily related to certain fields within the Company’s Delaware Basin acreage, that were moved outside of the five-year development window primarily driven by the acquisition of Carrizo Oil & Gas, Inc. in December 2019, which afforded us the opportunity to reallocate capital across the combined portfolio in an effort to increase capital efficiency through larger scale development concepts as well as preserve our co-development philosophy to optimize resource capture from multiple zones; and

◦5.7 MMBoe reduction due to pricing.

For the year ended December 31, 2018, the Company’s net increase in proved reserves of 101.5 MMBoe was primarily due to the following:
•Increase of 85.0 MMBoe through extensions and discoveries, 28.2 MMBoe of which were proved developed reserves, as a result of development efforts in the Permian Basin where the Company drilled 70 gross (57.5 net) wells;
•Increase of 39.7 MMBoe for purchases of reserves in place, of which 29.8 MMBoe were proved developed reserves, primarily related to the Company’s acquisition from Cimarex Energy Company in August 2018;
•Decrease of 11.1 MMBoe for revisions of previous estimates that were primarily comprised of:
◦9.1 MMBoe reduction due to reclassifications of PUDs within the Company’s development plans that were moved outside of the five-year development window primarily driven by larger pad development concepts and co-development of zones; and
◦2.0 MMBoe related to technical revisions of PUDs.

For the year ended December 31, 2017, the Company’s net increase in proved reserves of 45.4 MMBoe was primarily due to the following:
•Increase of 47.4 MMBoe through extensions and discoveries, 17.2 MMBoe of which were proved developed reserves, as a result of development efforts in the Permian Basin where the Company drilled 49 gross (38.2 net) wells;
•Increase of 10.5 MMBoe through purchases of reserves in place, of which 7.2 MMBoe were proved developed reserves, primarily related to the Company’s acquisition from American Resource Development, LLC; and
•Decrease of 4.1 MMBoe for revisions of previous estimates that were primarily comprised of reductions due to reclassifications of PUDs within the Company’s development plans that were moved outside of the five-year development window.
5.The changes disclosed in total proved reserves attributed to extensions and discoveries appear to be significantly greater than the corresponding change in the proved undeveloped reserves, exceeding the quantities attributed to proved undeveloped by approximately 29%, 33% and 36%, for the periods ending December 31, 2019, 2018 and 2017, respectively. Expand your discussion of the changes in total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

Response
The Company acknowledges the Staff’s comment and respectfully proposes in future filings to expand disclosure on extensions and discoveries to differentiate changes in both proved undeveloped reserves and total proved reserves.
The table below shows the impact of extensions and discoveries on proved and proved undeveloped reserves along with the differences over the past three years. The differences are due to proved extensions and discoveries that were not recognized as proved undeveloped reserves in the prior periods but rather were recognized directly as proved developed producing reserves. The differences in extensions and discoveries that were recognized directly as proved developed producing reserves related to wells where there was not an offset proved developed producing location at the time of drilling in order to classify as a proved undeveloped location or a well was drilled on a lease in the same year that it was acquired.

Extensions and Discoveries (MMBoe)	2019	2018	2017
Total Proved	59.4	85.0	47.4
Proved Undeveloped	42.4	56.7	30.2
Difference (Proved Developed Producing)	17.0	28.3	17.2
* * * * * * * *
If you have any questions with respect to the foregoing or if any additional supplemental information is needed by the Staff, please contact Mr. James P. Ulm II, Senior Vice President and Chief Financial Officer, by telephone at (281) 368-7721 or by email at julm@callon.com or Mr. Gregory F. Conaway, Vice President and Chief Accounting Officer, by telephone at 713-328-1021 or by email at gconaway@callon.com.
Very truly yours,

CALLON PETROLEUM COMPANY

By:	/s/ James P. Ulm II
Name:	James P. Ulm II
Title:	Senior Vice President and Chief Financial Officer

cc:    Joseph C. Gatto, Jr., Callon Petroleum Company
    Michol L. Ecklund, Callon Petroleum Company
    Gregory F. Conaway, Callon Petroleum Company
    Lanchi Huynh, Kirkland & Ellis LLP